Exhibit (a)(1)(G)

CONTACT:	S. Leslie Jewett
(949) 255-0500
ljewett@calfirstbancorp.com

CALIFORNIA FIRST NATIONAL BANCORP COMMENCES MODIFIED

DUTCH TENDER OFFER FOR 1,300,000 SHARES

IRVINE, CALIFORNIA, July 21, 2008 — California First National Bancorp (NASDAQ: CFNB) (“CalFirst Bancorp” or the “Company”) today announced the commencement of a modified “Dutch Auction” tender offer, approved by its Board of Directors, to repurchase up to 1,300,000 shares of its common stock, which represent approximately 11.4% of its outstanding shares. CalFirst Bancorp shareholders will be given the opportunity to tender part or all of their shares to the Company at a price not greater than $13.00 and not less than $12.00 per share. On July 18, 2008, the last full trading day before we commenced the offer, the reported last sale price of the shares was $9.35 per share. The tender offer is expected to commence on July 21, 2008 and to expire, unless extended, at 5:00 p.m. (Eastern Daylight Savings Time) on August 20, 2008.

Tenders of the Company’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. CalFirst Bancorp will announce its year-end results prior to its purchase of shares pursuant to the offer. The Company currently plans to issue its year-end earnings release on or around August 4, 2008.

Patrick Paddon, Chief Executive Officer, noted, “Our board of directors has reviewed our cash position, our operations and expectations for the future, our existing and anticipated capital structure, and a variety of alternatives for using our available financial resources, and we believe that a tender offer is a prudent use of our available cash and an effective means of providing value to our shareholders. By conducting the tender offer, we believe we can provide all of our shareholders with the opportunity to tender all or a portion of their shares and to receive a return of some or all of their investment.”

The modified Dutch auction will allow shareholders to indicate how many shares and at which price within the Company’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering shareholders, the Company will determine the lowest price per share within the range that will enable it to purchase up to 1,300,000 shares, or such lesser number of shares as are properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if the shareholder tendered at a lower price. Subject to certain limitations and legal requirements, in the event that more than 1,300,000 shares are tendered pursuant to the offer at or below the purchase price, the Company reserves the right, and intends to exercise such right, to purchase up to an additional 228,814 shares of our outstanding common stock without extending the offer.

Neither CalFirst Bancorp, its Board of Directors, the depositary or the information agent is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price on any tender. The information agent and depositary for the tender offer will be Mellon Investor Services LLC.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of CalFirst Bancorp common stock. The solicitation of offers to buy shares of CalFirst Bancorp common stock will only be made pursuant to the offer to purchase dated July 21, 2008 (as may be amended or supplemented), the related letter of transmittal, and other related documents that CalFirst Bancorp is sending to its shareholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be distributed by CalFirst Bancorp to its shareholders at no expense to them. In addition, all of the materials (and all other offer documents filed with the Securities and Exchange Commission (the “SEC”)) will be available at no charge on the SEC’s Website at www.sec.gov and from the information agent.

California First National Bancorp is a bank holding company with leasing and bank operations based in Orange County, California. California First Leasing Corporation leases and finances computer networks and other high technology assets through a centralized marketing program designed to offer cost-effective leasing alternatives. California First National Bank is a FDIC-insured national bank that gathers deposits using telephone, the Internet, and direct mail from a centralized location, and will lease capital assets to businesses and organizations and provide business loans to fund the purchase of assets leased by third parties.

This press release contains forward-looking statements, such as references to commencement and completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that shareholders may not tender their shares in the tender offer, or the possibility that other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and the documents referred to therein when they become available.

The statements presented in this press release speak only as of the date of the release. Except as otherwise required by applicable law, the Company does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.